August 21, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:	William H. Thompson

Re:	EnLink Midstream Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2014
File No. 001-36340

Enlink Midstream, LLC
Form 10-K for Fiscal Year Ended December 31, 2014
File No. 001-36336

Dear Mr. Thompson:

This letter sets forth the responses of EnLink Midstream Partners, LP (the “Partnership”) and EnLink Midstream, LLC (“ENLC” and, together with the Partnership, the “Registrants”) to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 28, 2015 (the “Comment Letter”) with respect to the above-referenced filings with the Commission.

For your convenience, we have repeated the comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Registrants’ response.

Consolidated Statement of Operations, page F-5,

(14) Segment Information, page F-35

1.                                      We reviewed your response to comment 2. Since you are the principal in the purchase and sales transactions, take title to the commodities purchased, have latitude in establishing the exchange price for the commodities with your customers, and commodities revenues are greater than 10 percent of total revenues, it appears you should separately present revenues and cost of revenues generated from the purchases and sales of commodities on the face of the statement of operations separately from services generated from your pipelines.  Please revise future filings to separately present revenues and cost of revenues generated from the purchase and sales of commodities in accordance with Rules 5-03(b)(1) and (2) of Regulation S-X.

In response to the Staff’s comment, the Registrants have separately presented revenues generated from the sales of commodities on the face of their respective Consolidated Statements of Operations and in the segment information footnote disclosure included in their respective Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.  In accordance with Rule 5-03(b), costs of sales are combined into one line item in the Registrants’ Consolidated Statements of Operations because commodity purchases represent in excess of 90% of such costs.  The Registrants will continue such presentation in future filings to the extent required by Rules 5-03(b)(1) and (2) of Regulation S-X.

*                                         *                                         *

In response to the closing comments of the Staff’s comment letter, the Registrants have advised us, and have authorized us to hereby acknowledge on their behalf, in connection with their response to the Staff’s comments, that:

•                  the Registrants are responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:                                Michael Garberding

Susan McAden

Alaina Brooks
EnLink Midstream Partners, LP

Tony Watson, Accountant

Donna Di Silvio, Accountant